

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2022

Joseph Babiak
Chief Executive Officer
Growth Stalk Holdings Corp
11991 N Highway 99
Seminole, OK 74868

Re: Growth Stalk Holdings Corp
Offering Statement on Form 1-A
Filed April 1, 2022
File No. 024-11847

Dear Mr. Babiak:

We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Form 1-A filed April 1, 2022

Offering Summary, page 2

1. We note that you plan to qualify and reserve 5,000,000 shares of common stock for acquisitions and debt conversions. Please clarify if you plan to use these shares to acquire a specific target or if you intend to offer these shares on a shelf basis for future potential business acquisitions. To the extent you have a specific acquisition target, please identify the target and provide pro forma financial statements, if required, under Part F/S(c)(1)(i) of Form 1-A. If you instead plan to qualify shares to offer on a shelf basis for future potential business acquisitions, please provide us with an analysis as to how you are eligible to complete this transaction under Regulation A. Consider the guidance provided by Securities Act Rules C&DI Question 182.07 in your response.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Milan Saha, Esq.